Exhibit 99.2

1 U P X Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 038SVC + + Proposals — The Board of Directors recommends A a vote FOR Proposals 1 – 11. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Annual General Meeting of Shareholders and Extraordinary Meeting Proxy Card 1. For Against Abstain 2. 3. 5.g For Against Abstain 5.h 5.i 4. 5.j 5.a 6. 5.b 7. 5.c 8. 5.d 9. 5.e 10. 5.f 11. MMMMMMMMM 4 5 9 6 4 5 MMMMMMMMMMMM This proxy is solicited by the Board of Directors for use at Nexa Resources S.A.’s Annual General Meeting of Shareholders and the Extraordinary Meeting of Shareholders on June 4, 2020 or any postponement(s) or adjournment(s) thereof. The undersigned, having read the Convening Notice and Proxy Statement, dated April 30, 2020, receipt of which is acknowledged hereby, does hereby appoint Mr Florent Kling or Ms. Tracy Adam or Elvinger Hoss Prussen, société anonyme, acting through any of its representatives, including Me Karl Pardaens and Me Cristina Beniog, each acting individually and with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders and the Extraordinary Meeting of Shareholders of Nexa Resources S.A. (the “Company”) to be held at 3:00 p.m. Luxembourg time on June 4, 2020 at the Company’s registered office at 37A Avenue J.-F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Annual General Meeting of Shareholders and the Extraordinary Meeting of Shareholders, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof. This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting of Shareholders and the Extraordinary Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. (Items to be voted appear on reverse side.) Proxy — Nexa Resources S.A. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q + + Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

1. Consider and approve the Company’s annual accounts for the financial year ended December 31, 2019. 2. Consider and approve the Company’s consolidated financial statements for the financial year ended December 31, 2019. 3. Resolve (i) to confirm the advance on dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2019 and (ii) to carry forward the remaining profit for the year ended December 31, 2019. 4. Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2019 for the proper performance of their duties. 5. Elect the members of the Board of Directors of the Company: a) Mr. Luis Ermírio de Moraes, as director until the 2021 annual general meeting of the shareholders; b) Ms. Daniella Elena Dimitrov, as director until the 2021 annual general meeting of the shareholders; c) Mr. Diego Cristóbal Hernandez Cabrera, as director until the 2021 annual general meeting of the shareholders; d) Mr. Eduardo Borges de Andrade Filho, as director until the 2021 annual general meeting of the shareholders; e) Mr. Edward Ruiz, as director until the 2021 annual general meeting of the shareholders; f) Ms. Jane Sadowsky, as director until the 2021 annual general meeting of the shareholders; g) Mr. Gianfranco Castagnola, as director until the 2021 annual general meeting of the shareholders; h) Mr. João Henrique Batista de Souza Schmidt, as director until the 2021 annual general meeting of the shareholders; i) Mr. Jaime Ardila, as director until the 2021 annual general meeting of the shareholders; and j) Mr. Ian Wilton Pearce, as director until the 2021 annual general meeting of the shareholders. 6. Determine the 2020 overall remuneration of the members of the Board of Directors and ratify the 2019 overall remuneration of the members of the Board of Directors. 7. Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2021 annual general meeting of the shareholders. 8. Cancellation of 881,902 treasury shares. 9. Decision to adjust, renew and extend the scope of the authorized share capital of the Company, to authorize the board of directors to limit or cancel the preferential subscription right of existing shareholders in the context of an issuance of new shares and instruments carried out through a public offering process and to amend article 5 accordingly. 10. Approve the amendments to article 4 of the articles of association of the Company to be read as set out in the agenda. 11. Full amendment and restatement of the articles of association of the Company. Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders and the Extraordinary Meeting of Shareholders to Be Held on June 4, 2020: Information is now available regarding the 2020 Annual General Meeting of Shareholders and the Extraordinary Meeting of Shareholders at https://ir.nexaresources.com/shareholdersmeeting